UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Eagle Bulk Shipping Inc.

(Name of Issuer)

Common Stock  par value $0.01 per share

(Title of Class of Securities)

Y2187A150

(CUSIP Number)

June 20, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2187A150

1		Name of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Danaos Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENship or place of organization
Republic of Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	sole voting power
1,552,865
	6	shared voting power
0
	7	sole dispositive power
1,552,865
	8	shared dispositive power
0
9		aggregate amount beneficially owned by each reporting person
1,552,865
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11		percent of class represented by amount in row (9)
11.33%*
12		type of reporting person (See Instructions)
CO
*Based on 13,711,744 shares of common stock outstanding as reported in Eagle Bulk Shipping Inc.’s Form 10-Q filed with the Securities and Exchange Commission on May 5, 2023 for the quarterly period ended March 31, 2023

CUSIP No. Y2187A150

Item 1.	(a)	Name of Issuer

Eagle Bulk Shipping Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

300 First Stamford Place, Stamford, CT 06902

Item 2.	(a)	Name of Person Filing

Danaos Corporation, a Marshall Islands corporation.

(b)	Address of Principal Business Office or, if none, Residence

c/o Danaos Shipping Company Limited

14 Akti Kondyli

185 45 Piraeus

Greece

(c)	Citizenship

See Item 2(a) above.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

Y2187A150

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

CUSIP No. Y2187A150

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G regarding ownership as of the date of this amendment is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [        ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose, or with the effect, of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. Y2187A150

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 22, 2023

DANAOS CORPORATION

By:	/s/ Evangelos Chatzis
	Name:	Evangelos Chatzis
	Title:	Chief Financial Officer